Mail Stop 3561

January 25, 2008

William R. Herren
Chairman of the Board
Asia Automotive Acquisition Corporation
199 Pierce Street, Suite 202
Birmingham, Michigan 48009

> **Re:** **Asia Automotive Acquisition Corporation**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed January 8, 2008**
> **File No. 333-147086**

Dear Mr. Herren:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment two from our letter dated December 14, 2007 that insider shares are held in escrow and therefore are not included in the fee table. It appears that the redomestication merger will result in a share exchange for all shares held in Asia Automotive, regardless of whether the shares are held in escrow or not. Therefore, they should be included in the fee table. Please revise the fee table accordingly.

2.   We partially reissue comment three from our letter dated December 14, 2007. Please file each exhibit as a separate exhibit, rather than including the exhibits at the end of the registration statement/proxy statement. We may have further comment.

3.   We reissue comment four from our letter dated December 14, 2007. We continue to note references to "proxy statement." Please revise to refer to this as a joint proxy statement/prospectus.

4.   We note your response to comment 14 in your letter dated October 31, 2007 indicates that the company and Hunan Tongxin have agreed to amend Article 8 to the Equity Acquisition Agreement. Please file all amendments to the Equity Acquisition Agreement, including the amendment to Article 8. We may have further comment.

5.   To the extent you provide the disclosure required by Item 402 of Regulation S-K, provide the complete disclosure required by this Item. To the extent you believe this disclosure is not required, please explain. For example, we note Instruction F to Form S-4 and Item 6.B of Form 20-F. We may have further comment.

Questions and Answers About the Special Shareholders Meeting

6.   When disclosing the conversion price per share as of a recent practicable date, please also include the market price for the common stock as of a recent practicable date.

Selected Unaudited Pro Forma Combined Financial Information, page 32

7.   We note your responses to comments 19 and 47 from our letter dated December 14, 2007. With respect to the 4.5 million shares that will be issued to Hunan Tongxin management, please tell us why these shares should not be treated as share-based compensation in accordance with SFAS 123(R), considering that the Key Employees Employment Agreement states that these shares are compensation and that the individuals to whom these shares will be issued are

expected to remain with the combined company for at least two years. We note that your response refers to the discussion in paragraph 26 of SFAS 141 regarding securities issued unconditionally. To the extent that continued employment is required, the issuance of the 4.5 million shares is not unconditional. Please advise and revise as appropriate.

Comparative Per Share Information, page 34

8.   We note your response to comment 20 from our letter dated December 14, 2007. Please provide us with a reconciliation of the inputs used for the calculation of book value per share for the combined company.

Risk Factors, page 38

9.   Clarify in the last risk factor on page 46 why shareholders will not know the scope and cost of these compensation arrangements.

Conversion Rights, page 50

10.   We reissue comment 21 from our letter dated December 14, 2007. We continue to note conflicting disclosure. For example, the disclosure in this section continues to refer to determining the pro rata portion based upon two days prior to the record date, rather than two days prior to the consummation of the proposed transaction.

Background of the Equity Acquisition Agreement, page 53
The Candidate Identification Process, page 53

11.   We reissue comment 22 from our letter dated December 14, 2007. Provide clear disclosure as to how and when AAAC first became aware of Hunan Tongxin and when contact between the parties, direct or indirect, commenced.

Federal Income Tax Consequences of the Redomestication, page 78

12.   We partially reissue comment 32 from our letter dated December 14, 2007. Each discussion of the federal income tax consequences should clearly disclose that it is the opinion of counsel, who is named, for each material tax consequence. Please revise this section accordingly.

Information About Hunan Tongxin Enterprise Co., Ltd., page 79

13.   We partially reissue comment 34 from our letter dated December 14, 2007. Please provide the disclosure required by Item 101(c)(1)(iii), (iv) and (xi) of Regulation S-K.

Results of Operations, page 90

14.   As it relates to product order shipment expense, it appears that there is an inconsistency between MD&A and the amounts disclosed per footnote 3(D) to the Hunan Tongxin financial statements. For example, as it relates to the comparison of the nine months ended September 30, 2007 and 2006, MD&A states that product order shipment represents 75% of total selling expenses. However, per footnote 3(D), outbound freight expense of $589,000 was recorded as selling expenses during this period (i.e. outbound freight represents approximately 8.1% of total selling expenses). Please reconcile these amounts for each period presented.

15.   We note your response to comment 38 from our letter dated December 14, 2007, which states that Hunan Tongxin's sales personnel are compensated by salary rather than by sales commissions. However, your filing still includes contradictory disclosure (e.g. Employees and Their Benefits, page 100). Please revise.

Plan of Operations, page 108

16.   Please explain the services provided by Automotive Advisory Partners, for which you will pay $203,500 at the close of the proposed transaction.

17.   We partially reissue comment 41 from our letter dated December 14, 2007. Please clarify whether you have obtained waivers from the entities to whom you owe money. To the extent you have not obtained waivers, clarify whether these claims would be covered by the indemnifications provided by the individuals named in the Form S-1. Provide clear disclosure of the indemnification obligation of the named individuals in this section and discuss the associated risks.

Unaudited Pro Forma Condensed Combined Statement of Operations
Pro Forma Adjustments, I, page 122

18.   It appears that the calculation of pro forma earnings per share is based on total shares outstanding in AAAC prior to the transaction with Hunan Tongxin rather

than weighted average shares. Please revise. Refer to Article 11-02(b)(7) of Regulation S-X.

Executive Compensation Determination, page 130

19.   Please disclose the material terms of the key employment agreements.

20.   Please disclose the consideration to be received by management and key employees as part of this transaction.

Hunan Tongxin Enterprise Co., Ltd. Financial Statements

21.   Please note the financial statement updating requirements of Item 310(g) of Regulation S-B.

Consolidated Statements of Cash Flows

22.   We note your response to comment 58 from our letter dated December 14, 2007. The revisions to the statements of cash flows to reflect the adjusted net income were not noted in our review. Please revise.

Notes to Consolidated Financial Statements

23.   We note your response to comment 60 from our letter dated December 14, 2007, but we were unable to find the enhanced footnote disclosures related to the September 30, 2007 and 2006 interim financial statements. Please revise your footnotes as appropriate.

Consent of Lehman Brown Lu Hua CPA Firm

24.   We note that the date of the audit report provided for Hunan Tongxin (November 6, 2007) is inconsistent with the date identified in the consent provided by your independent accountant (July 31, 2007). Please advise your independent accountant to file a revised consent referencing the appropriate report date.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell, who supervised the review of your filing, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Paul M. Kavanaugh
        Fax: (248) 645-2690